UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-14640

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Av. Eusébio Matoso, 891
05423-901 São Paulo – SP, Brazil
55.11.3584.1980
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Unibanco-União de Bancos Brasileiros S.A. Preferred Shares, without par value
Global Depositary Shares, each representing ten Units (each Unit representing one preferred share, without par value, of the Registrant and one preferred share, without par value, of Unibanco Holdings S.A)
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Unibanco-União de Bancos Brasileiros S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 29, 2009	By:	/s/ Geraldo Travaglia Filho
		Name:	Geraldo Travaglia Filho
		Title:	Investor Relations Officer